Form 10-K, Exhibit 13
period 1995-05-31
AMERICAN RECREATION CENTERS INC
filed 1995-08-17
CIK 5719

To Our Shareholders

       An increasingly popular concept in management circles today is that of corporate "transformation", a process of corporate change that is deeper than a mere transition. As fiscal year 1996 begins, American Recreation Centers, Inc. has taken the first steps to effect its own transformation--from a company historically dependent on bowling to one that offers an expanded menu of family entertainment options including bowling, at neighborhood locations in six states.

       For many years, management and your Board of Directors have tempered ARC's dependence on bowling through diversification into unrelated businesses. In the 1970's and early 1980's, for example, ARC made significant investments in commercial real estate. In 1988, we exchanged $3.2 million ARC stock for all the shares of an infants' products company, The Right Start, Inc. The objective was to spread business risk among multiple, unrelated industries.

       While these diversification efforts did generate several years of sustained benefits for ARC, industry problems eventually arose, creating financial hardships for the Company. The real estate industry in California suffered through a deep slump and has yet to fully recover. And Right Start, after several years of rapid growth in revenue and profits, posted disappointing results in the past two years, masking progress in ARC's bowling division and penalizing our overall operating performance.

       Through these years, our core bowling business has produced relatively reliable and sustainable cash flow. Also, as the industry consolidated, we took advantage of our size and financial strength to add locations. In the past three fiscal years, for example, we added 15 bowling centers and extended our reach from two states into six states.

       While bowling has been a good business for ARC for nearly 40 years, it along has become too narrow a focus for us to prosper and grow in the future. We need to participate in the family entertainment concepts that are proliferating in communities we serve. Consequently, we intend to redirect resources to growing our own family entertainment business.

       We took two important steps in fiscal 1995 to begin that process. Early in the year, the Board of Directors approved the conversion of 10 lanes at Oakridge Lanes in San Jose, California to a family entertainment complex geared to young children and their parents. Also, the Board approved the construction of ARC's first new family entertainment center in the Dallas, Texas suburb of Addison. This $4.6 million, 49,000 square foot facility, which we named "Fun Fest", will have 30 lanes devoted to bowling and an equal amount of space devoted to young adult-oriented entertainment. These two facilities represent ARC's first efforts into what the recreation industry refers to as an FEC, or "Family Entertainment Center".

       So what does an FEC include? If you see children playing in "soft play" structures or families enjoying time together at theme parks featuring miniature golf, batting cages, golf ranges, laser tag, bumper cars, video arcades, go-cart tracks, water slides--these are examples of family entertainment. They appeal to all members of the family, not just the bowlers.

       In preparation for this transformation into a family entertainment company, we've been divesting ourselves of non-bowling real estate for a period of years. In fiscal 1993 and fiscal 1994, we sold two real estate investments in Oakland, California. Early in fiscal 1995, we sold the mini-warehouse in Milpitas, California for a gain of over $2 million (while retaining our bowling center there). And in early August 1995 well into fiscal 1996's first quarter, we sold our remaining 62.5 percent interest in Right Start to a prominent Los Angeles financial group, Kayne, Anderson Investment Management, Inc. The proceeds from the Right Start sale totaled $11.8 million, with $6.7 million available after taxes and expenses. There's no doubt that ARC's investment in Right Start was a home run, even if we did strike out in recent quarters.

       The Right Start sale has put us in an excellent financial position to grow the family entertainment concept. We are anxious for customer feedback from our FEC conversion at Oakridge lanes and the new Addison complex as they come on stream later in 1995. While we are certain there will be a learning curve, we are confident that our expanded view of family entertainment will eventually enable us to generate more revenue and income from our 40 sites. Moreover, we will continue to acquire good bowling centers as they come available and be on the lookout for family entertainment complexes and concepts that can enable us to grow.

       After nearly two decades of diversification outside our traditional entertainment industry roots, we are now diversifying within the industry we know. And our control of 40 locations gives ARC the ability to grow our FEC business quickly as the concepts develop to their full potential.

       These new directions are very exciting and open up a whole new realm of possibilities for us in the future, all within our existing sphere of entertainment knowledge. We look forward to fiscal 1996 and beyond. By the turn of the century, we expect American Recreation Centers to be viewed as one of the most progressive--and successful--bowling anchored family entertainment businesses. That is our goal.

       The following pages will give you an overview of the Company's operations for fiscal 1995. We have also included the last two news releases regarding the sale of our interest in Right Start and our year-end results. We hope that you find the enclosed information informative.

       Sincerely,

       /s/ Robert Feuchter                /s/ Robert A. Crist
       Robert Feuchter                    Robert A. Crist
       Chairman of the Board              President and Chief Executive Officer

ABOUT THE COMPANY

        American Recreation Centers, Inc. (ARC) is one of the largest chain operators of bowling centers in the United States and the largest publicly-owned company whose principal business is bowling and recreation.

        The Company's bowling operations include 40 bowling centers, 21 in California, eight in Texas (including one under construction), six in Wisconsin, three in Oklahoma and one each in Kentucky and Missouri with a total of 1,572 lanes. The non-California centers are owned and operated by three 85 percent company-owned joint ventures, Triangle Bowl Associates, American Red Carpet and Mid-America Associates.

        League bowling provides stability to the bowling industry through commitments to use lanes at specific times on a periodic basis. Approximately 61 percent of ARC's bowling revenue was derived from league bowling during 1995 and approximately 60,000 bowlers regularly participate in ARC league programs. Non-league bowling, consisting of open play and special events, is also an important contributor of revenue and profits.

        ARC plans to leverage the broad appeal of bowling by creating a wide variety of entertainment attractions within its centers which are designed to increase the frequency and revenue per customer per visit. A 49,000 square foot family entertainment center is under construction in Addison, Texas. Opening in the fall of 1995, it will contain 30 lanes of bowling, and will feature branded food operations, high tech electronic games including virtual reality and laser activities, billiards, darts, and other recreational attractions. Ten lanes of a former 60-lane center in San Jose, California are being converted to include children's soft-play, redemption games and branded food operations.

        Subsequent to year-end, the Company sold its majority-owned subsidiary. The Right Start, Inc. (NASDAQ: RTST), a catalog company and retailer of infant's and children's products for $11,800,000 in cash. The Company recorded a $2,300,000, or $.46 per share after-tax gain on the sale during its first quarter of 1996, ARC's investment in The Right Start, Inc. and its results of operations have been reported as discontinued operations in the accompanying financial statements.

        The Company's common stock is traded on the NASDAQ National Market System under the symbol AMRC. Stock prices are quoted daily and appear in the Wall Street Journal and other newspapers. At May 31, 1995, the Company had approximately 4,700 shareholder accounts.

               ----------------------------------------------------------------
               TABLE OF CONTENTS   Financial Highlights                       2

                                   Selected Financial Data                    3

                                   Management's Discussion and Analysis       4

                                   Consolidated Financial Statements          6

                                   Notes to Consolidate Financial Statements  9

                                   Report of Independent Accountants         14

                                   Officers and Directors                    15

                                   Corporate Information                     15

                                   Company Locations                         16


FINANCIAL HIGHLIGHTS



                                                                                                  Fiscal Year Ended
                                                                                       --------------------------------------
                                                                                           May 31,      May 25,      May 26,
Dollars in thousands, except per share amounts                                              1995         1994         1993
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                               $  45,694     $  41,196      $  38,763

Operating income                                                                           5,513         5,884          4,694

Net income (loss):
  Continuing operations                                                                    2,927         1,777          1,186
  Discontinued operations                                                                 (1,316)          112            655
                                                                                        --------       -------        -------
                                                                                           1,611         1,889          1,841
                                                                                        --------       -------        -------
Earnings (Loss) per share:
  Continuing operations                                                                      .58           .36            .24
  Discontinued operations                                                                   (.26)          .02            .14
                                                                                        --------       -------        -------
                                                                                             .32           .38            .38
                                                                                        --------       -------        -------
Cash dividends per share                                                                   .2425          .225           .205


SELECTED FINANCIAL DATA
(UNAUDITED)

                                                                                     Fiscal Year Ended
                                                           -----------------------------------------------------------------------
                                                             May 31,        May 25,        May 26,        May 27,        May 29,
Dollars in thousands, except per share amounts                1995           1994           1993           1992           1991
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                          $  45,694     $  41,196      $  38,783     $  37,868      $  35,360
Net income (loss):
  Continuing operations                                        2,927         1,777          1,186         2,266          1,294
  Discontinued operations                                     (1,316)          112            655           720          1,250
                                                            --------      --------       --------      --------       --------
                                                               1,611         1,889          1,841         2,986          2,544
Net income from continuing operations
  as a percent of operating revenue                             6.4%          4.3%           3.1%          6.0%           3.7%
Earnings (Loss) per share:
  Continuing operations                                          .58           .36            .24           .45            .27
  Discontinued operations                                       (.26)          .02            .14           .15            .25
                                                            --------      --------       --------      --------       --------
                                                                 .32           .38            .38           .60            .52
                                                            --------      --------       --------      --------       --------
Cash dividends per share                                       .2425          .225           .205          .185           .165
Shareholders' equity per share                                  5.87          5.77           5.56          5.36           4.82
Return on equity                                                  5%            7%             7%           12%            11%
Total assets                                                  76,925        73,439         70,020        65,932         57,462
Long-term debt and capital leases
  (includes current maturities)                               30,385        31,315         30,516        28,822         24,234

QUARTERLY DATA AND MARKET PRICE INFORMATION
The following table sets forth supplementary financial information for each quarter in the Company's fiscal years ended May 31, 1995 and May 25, 1994.

FISCAL 1995 QUARTERS ENDED                                   August 24,        November 23,        February 22,        May 31,
Dollars in thousands, except per share amounts                 1994               1994                1995              1995
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                          $  8,310            $  11,405           $  12,916         $  13,063
Operating income(loss)                                         (336)               1,473               2,438             1,938
Net income (loss):
  Continuing operations                                         496                  429               1,289               713
  Discontinued operations                                        34                 (897)               (396)              (57)
                                                           --------            ---------           ---------          --------
                                                                530                 (468)                893               656
                                                           --------            ---------           ---------          --------
Earnings (Loss) per share:
  Continuing operations                                         .10                  .08                 .26               .14
  Discontinued operations                                       .01                 (.18)               (.08)             (.01)
                                                           --------            ---------           ---------          --------
                                                                .11                 (.10)                .18               .13
                                                           --------            ---------           ---------          --------
Price range
  High                                                         7.00                 7.00                6.50             7.625
  Low                                                         6.375                5.875                4.50             6.125
Dividends paid                                                  .06                  .06                 .06             .0625

FISCAL 1994 QUARTERS ENDED                                   August 25,        November 24,        February 23,        May 24,
Dollars in thousands, except per share amounts                 1993               1993                1994              1994
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                          $  8,805          $  10,150           $  11,362          $  10,879
Operating income                                                384              1,308               2,196              1,996
Net income(loss):
  Continuing operations                                          25                333                 792                627
  Discontinued operations                                       117               (328)                 97                226
                                                           --------          ---------           ---------          ---------
                                                                142                  5                 889                853
                                                           --------          ---------           ---------          ---------
Earnings (Loss) per share:
  Continuing operations                                         .01                .07                 .16                .12
  Discontinued operations                                       .02               (.07)                .02                .05
                                                           --------          ---------           ---------          ---------
                                                                .03                .00                 .18                .17
                                                           --------          ---------           ---------          ---------
Price range
  High                                                         7.75               7.75                6.50               7.00
  Low                                                          6.00               5.75               5.625              6.125
Dividends paid                                                 .055               .055                .055                .06

The quarterly information has been restated from that previously filed in the Company's Form 10-Qs to reflect the Company's commitment to dispose of its majority-owned subsidiary, The Right Start, Inc. The results of operations of The Right Start, Inc. were previously included in the consolidated results as the direct marketing division. They have been reclassified as income (loss) from discontinued operations. (See Note 2 and Note 8).

Management's Discussion and Analysis of Financial Condition and Results of Operations



RESULTS OF OPERATIONS For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, this discussion and analysis should be read in conjunction with the consolidated financial statements which appear on pages 6 through 13 of this report.

DISCONTINUED OPERATIONS Subsequent to year-end, the Company sold its majority interest in The Right Start, Inc., a catalog company and retailer of infants' and children's products. An after-tax gain on the sale of approximately $2,300,000 will be recorded in the Company's first quarter of 1996.

AS A RESULT OF THE SALE, the consolidated financial statements have been retroactively restated to classify the Company's Investment in The Right Start, Inc., and the results of its operations as discontinued operations. In prior years, the Company's financial statements had included the assets and liabilities of The Right Start, Inc., in the consolidated balance sheet less a minority interest liability for the equity related to the shares not owned by the Company. Additionally, The Right Start, Inc.'s results of operations were included in the Company's consolidated statement of income and segment footnote as the direct marketing division, less a minority interest for the results attributed to other shareholders. Significant data related to the sale and to discontinued operations is included in Note 2.

RESULTS Of CONTINUING OPERATIONS The Company's operating revenue increased 11% in 1995 and 6% in 1994 due to acquisitions. Net income from continuing operations, which totaled $2,927,000 in 1995, $1,777,000 in 1994, and $1,186,000
in 1993 was significantly impacted each year by non-operating transactions. These transactions and operating results are discussed below.

BOWLING Bowling is the Company's core business and its growth in recent years has been achieved through acquisitions. Six bowling centers comprising most of the former Red Carpet chain in Milwaukee, Wisconsin were acquired in the second quarter of 1995. These centers aggregated 316 lanes. Also during 1995, a 36-lane center in Fresno, California was reacquired as payment in lieu of a note receivable and the land and building of a 60-lane center in San Pablo, California was sold. The bowling equipment from the San Pablo center was redeployed to other centers. In 1994, four centers totaling 136 lanes were purchased.

BOWLING revenue rose over 12% in 1995 due to acquisitions. In addition, 1995 was a 53 week fiscal year while fiscal 1994 included 52 weeks. Revenue in 1994 also increased 12% over 1993 levels due to acquisitions. Bowling revenue for comparable centers declined 1% in 1995 (almost 3% when the impact of the 53rd week is eliminated). The decline in 1994 for comparable centers was nearly 3%. In 1995, games bowled declined 1% on a comparable year basis and the average price per game dropped almost 2%. In 1994, games bowled declined 2% and prices held steady. In both years, league bowling decreased while casual bowling increased.

Military base closures negatively impacted revenue for 1995 and 1994 at two San Francisco Bay Area and five Sacramento centers. Another Sacramento area Air Force base and an Orange County, California Marine air base were recently added to the base closure list and this is likely to impact revenue, particularly for the center nearest the bases. Additionally, in 1994 and part of 1995, certain local governments passed smoking legislation that impacted revenue at approximately seven California centers by preventing or limiting smoking in business establishments in certain communities. These local ordinances negatively impacted six of the centers and benefited one. Effective January 1995, the State of California has implemented smoking ordinances that uniformly impact all bowling centers.

Operating income in 1995 was even with 1994 levels as operating income from newly acquired centers was offset by a 15% decline in profitability for comparable centers. The decline in profitability was due to the overall drop in revenue which was so pronounced in certain centers due to the factors discussed above that cost controls could not mitigate the loss of revenue. Bowling operating income rose 19% overall in 1994 due to acquisitions combined with an 8% increase in operating income for comparable centers despite the decrease in comparable centers' revenue. At many locations, bowling center managers were able to offset the decline in revenue through cost control. Additionally, operating income benefited from the 1993 restructuring of the California bowling division which reduced overhead costs in 1994.

Late in 1995, the Company embarked upon a plan to test the concept of broadening the Company's operations from one that offers primarily bowling as family entertainment into one that offers a broader menu of recreation options, with bowling being only one alternative. Two test locations are currently underway and are expected to be in operation by the second quarter of 1996. Ten bowling lanes of a 60-lane center in San Jose, California are being converted to space that provides for other forms of entertainment and expanded food and beverage operations targeted primarily to families with young children. Secondly, a 49,000 square foot family entertainment center in Addison, Texas is under construction. This facility will blend bowling with other recreation formats designed to attract young adult customers. Both concepts are designed to create a broader base of entertainment revenue in our facilities. Future expansion of these concepts will be based on the results of these two tests.

CORPORATE AND OTHER Other operating activities include the Company's non-bowling real estate activities in 1995, 1994 and 1993. In 1993, other activities also included the operations of the Company's wholly-owned subsidiary, Just Games, Inc., which was sold on May 26, 1993. The decline in 1995's other operating revenue and operating income is attributable to the sale of the Budget Mini-Storage in Milpitas, California (Note 3).

Corporate expense includes the costs of the corporate office and staff, shareholder relations, directors' fees, professional and consulting fees, and other costs not allocable to bowling. Corporate expense increased 14% in 1995 due primarily to the costs of investment banking and related services incurred in connection with an unsolicited offer for the acquisition of the Company. Corporate expense declined 7% in 1994.

GAIN (LOSS) ON PROPERTY TRANSACTIONS It is the Company's policy to strategically sell its non-bowling real estate and redeploy the proceeds to operating activities. Gains and losses on the disposition of such assets have been recognized in 1995, 1994 and 1993 and are described in Note 3 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES Cash generated from continuing operations was $7,200,000 in 1995. Financing activities included the payment of $1,200,000 in dividends to shareholders, refinancing of $2,900,000 in existing debt, repayment of $9,400,000 in long-term debt, and $8,500,000 in new long-term debt to finance acquisitions and other capital expenditures.

Investing activities, which represented an aggregate $4,300,000 use of cash, included $8,500,000 in proceeds from property transactions. This was offset by $12,900,000 expended by the bowling division for the acquisition and refurbishing of bowling centers and for the purchase of equipment for bowling centers. In 1996, the Company plans to expend $4,500,000 on the construction of the Addison, Texas family entertainment center and ten lane conversion of the San Jose, California center. An additional $1,800,000 is expected to be expended on the remodeling and refurbishing of centers. These capital expenditures will be financed through cash generated from operations and long-term bank financing. In addition, the Company has approximately $6,700,000 after-tax proceeds from the sale of its interest in Right Start.

At May 31, 1995, the Company had $10,200,000 available under an unused bank commitment. Advances can be used to acquire, construct or refurbish bowling centers or to acquire other comparable recreation businesses and would bear interest at the prime rate plus .75%. An 85% owned joint venture has $2,700,000 available under a separate bank commitment that can be used for the acquisition of bowling centers. Advances under this facility would bear interest at the prime rate plus 1%.

The Company also maintains various line-of-credit arrangements to augment seasonal shortfalls in working capital. At May 31, 1995 and May 25, 1994, there were no borrowings outstanding under the Company's $2,000,000 line-of-credit. Advances under this line would bear interest at the prime rate plus .5%. There was $415,000 and $465,000 outstanding at May 31, 1995 and May 25, 1994 under a $1,000,000 line-of-credit which is designated for use by one of the Company's wholly-owned subsidiaries. This line bears interest at the prime rate plus 1%.

The Company has paid quarterly cash dividends for 27 consecutive years. Cash dividends for 1995 of $.2425 per share represent an 8% increase over 1994's dividend which was up to 10% over 1993's dividend.

Consolidated Balance Sheet

                                                             May 31,     May 25,
Dollars in thousands                                         1995        1994
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and equivalents                                      $  4,508   $  3,513
  Accounts receivable                                            274        454
  Inventories                                                    510        391
  Other current assets                                         1,510      1,139
 Net investment in discontinued operations                     6,683      7,999
                                                            --------   --------
   Total current assets                                       13,485     13,496
                                                            --------   --------
Property, equipment and leaseholds, at cost
  Land and buildings                                          40,466     36,923
  Machinery and equipment                                     34,922     31,846
  Leaseholds and leasehold improvements                        7,201      6,912
  Construction in progress                                       892         --
                                                            --------   --------
                                                              83,481     75,681
  Less-Accumulated depreciation and amortization             (26,018)   (24,056)
                                                            --------   --------
                                                              57,463     51,625
                                                            --------   --------
Property held for sale                                         2,545      5,437
Notes receivable                                               2,267      1,631
Other assets                                                   1,165      1,250
                                                            --------   --------
                                                            $ 76,925   $ 73,439
                                                            ========   ========
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued expenses                     $  4,191   $  3,481
  Current deferred taxes                                       2,311      2,377
  Current maturities of long-term debt and capital leases      1,638      2,190
  Accrued salaries and related expenses                          987        812
  Short-term borrowings                                          415        465
                                                            --------   --------
    Total current liabilities                                  9,542      9,325
                                                            --------   --------
Long-term debt and capital leases                             28,747     29,125
                                                            --------   --------
Income taxes deferred to future years                          7,233      4,974
                                                            --------   --------
Minority interests                                             1,732      1,135
                                                            --------   --------
Shareholders' equity:
    Common stock:
      Authorized--21,484,375 shares
      issued and outstanding--1995, 5,054,259
      shares; 1994, 5,003,553 shares                          12,773     12,440
    Preferred stock:
      Authorized--5,000,000 shares
      issued and outstanding--None
    Retained earnings                                         16,898     16,494
    Loan to ESOP                                                  --        (54)
                                                            --------   --------
       Total shareholders' equity                             29,671     28,880
                                                            --------   --------
Commitments and contingencies
                                                            $ 76,925   $ 73,439
                                                            ========   ========

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income and Retained Earnings

                                                                              Fiscal Year Ended
                                                                   ----------------------------------------
                                                                     May 31,        May 25,        May 26,
Dollars in thousands, except per share amounts                        1995           1994           1993
-----------------------------------------------------------------------------------------------------------
Operating revenue:
  Bowling                                                           $ 44,687       $ 39,690       $ 35,482
  Other                                                                1,007          1,506          3,281
                                                                    --------       --------       --------
                                                                      45,694         41,196         38,763
                                                                    --------       --------       --------
Operating, general and administrative expense:
  Bowling                                                             38,505         33,540         30,294
  Other                                                                  535            770          2,701
  Corporate                                                            1,141          1,002          1,074
                                                                    --------       --------       --------
                                                                      40,181         35,312         34,069
                                                                    --------       --------       --------
Operating income (loss):
  Bowling                                                              6,182          6,150          5,188
  Other                                                                  472            736            580
  Corporate                                                           (1,141)        (1,002)        (1,074)
                                                                    --------       --------       --------
Operating income                                                       5,513          5,884          4,694
Interest expense                                                      (2,984)        (2,759)        (2,645)
Interest and other income                                                331            242            279
Gain (Loss) on property transactions, net                              2,483           (509)          (296)
Gain on sale of subsidiary's stock                                        --            297             --
                                                                    --------       --------       --------
Income from continuing operations before provision for
  income taxes and minority interests                                  5,343          3,155          2,032
Provision for income taxes                                            (1,867)        (1,102)          (683)
Minority interests                                                      (549)          (276)          (163)
                                                                    --------       --------       --------
Income from continuing operations                                      2,927          1,777          1,186
Discontinued operations:
  (Loss) income from operations of The Right Start, Inc., net of
    applicable income taxes of ($1,254), $102, and $631               (1,316)           112            655
                                                                    --------       --------       --------
Net income                                                             1,611          1,889          1,841
Retained earnings, beginning of year                                  16,494         15,678         14,839
Cash dividends ($.2425, $.225 and $.205 per share)                    (1,220)        (1,116)        (1,002)
Income tax benefits                                                       13             43             --
                                                                    --------       --------       --------
Retained earnings, end of year                                      $ 16,898       $ 16,494       $ 15,678
                                                                    ========       ========       ========
Earnings per share:
  Continuing operations                                             $    .58       $    .36       $    .24
  Discontinued operations                                               (.26)           .02            .14
                                                                    --------       --------       --------
                                                                    $    .32       $    .38       $    .38
                                                                    ========       ========       ========

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

                                                                                 Fiscal Year Ended
                                                              --------------------------------------------------------
                                                                            May 31,        May 25,       May 26,
Dollars in thousands                                                         1995           1994          1993
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net income                                                                $  1,611          $  1,889        $  1,841
 Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization                                               3,390             3,137           2,782
  Gain on sale of subsidiary's stock                                             --              (297)             --
  (Gain) Loss from property transactions                                     (2,483)              509             296
  Results attributed to minority interests                                      549               276             163
  Increase in deferred income taxes                                           2,193             1,132             336
  Increase in inventories                                                      (119)              (48)            (47)
  Loss (Income) from discontinued operations                                  1,316              (112)           (655)
  (Increase) Decrease in other current assets                                  (371)              235            (473)
  Increase (Decrease) in accounts payable and accrued expenses                  885              (651)            253
  Net change in other operating assets and liabilities                          193               270             (86)
                                                                          ---------         ---------      ----------
  Net cash from operations                                                    7,164             6,340           4,410
                                                                          ---------         ---------      ----------

Cash Flows from (used in) Investing Activities:
  Proceeds from sale of subsidiary's stock                                       --               424              --
  Expenditures for property, equipment and leaseholds                       (12,866)           (5,757)         (8,985)
  Proceeds from sale of property and equipment                                8,479                --              --
  Payments received on loan to ESOP                                              54               239             212
  Other                                                                          31              (215)           (423)
                                                                          ---------         ---------      ----------
    Net cash used in investing activities                                    (4,302)           (5,308)         (9,196)
                                                                          ---------         ---------      ----------

Cash Flows from (used in) Financing Activities:
  Short-term borrowings                                                         (50)             (135)            600
  Issuance of long-term debt                                                 11,401             5,755          15,182
  Repayment of long-term debt                                               (12,331)           (4,956)        (12,884)
  Dividends to shareholders                                                  (1,220)           (1,116)         (1,002)
  Issuance (Retirement) of common stock                                         333               655            (258)
                                                                          ---------         ---------      ----------

    Net cash (used in) from financing activities                             (1,867)              203           1,638
                                                                          ---------         ---------      ----------

  Net increase (decrease) in cash and equivalents                               995             1,235          (3,148)
  Cash and equivalents at beginning of year                                   3,513             2,278           5,426

                                                                           --------          --------        --------
  Cash and equivalents at end of year                                      $  4,508          $  3,513        $  2,278
                                                                           ========          ========        ========

  Supplementary schedule of noncash investing and financing activities:

  Assets received in lieu of payment of note receivable                                      $    465

  Note receivable as partial payment for real property sold                $    650

Notes to Consolidated Financial Statements

Note 1: Description of Business and Significant Accounting Policies
--------------------------------------------------------------------------------
American Recreation Centers, Inc. and its subsidiaries (the Company) operate bowling centers in California, Texas, Wisconsin, Kentucky, Missouri and Oklahoma. The Company's non-California bowling centers are owned and operated by three 85 percent owned partnerships, Triangle Bowl Associates, Mid-America Associates and American Red Carpet. The accompanying financial statements include the accounts of American Recreation Centers, Inc., its wholly and majority-owned corporate subsidiaries and seven general partnerships in which the Company has controlling financial interests.

Prior to the first quarter of 1996, the Company operated in two business segments: bowling and direct marketing. As a result of the sale of the Company's investment in The Right Start, Inc. (Right Start), which comprised the operations of the direct marketing segment, the consolidated statement of income has been retroactively restated to exclude the direct marketing segment from the results of continuing operations. Significant data related to the former direct marketing segment is disclosed in note 2.

Certain financial statement reclassifications of 1994 and 1993 amounts have been made for comparative purposes.

A summary of the accounting principles and practices used in the preparation of the consolidated financial statements follows.

Fiscal Year The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Wednesday in May. Fiscal year 1995 comprised 53 weeks. Fiscal years 1994 and 1993 each comprised 52 weeks.

Earnings Per Share of Common Stock Earnings per share is computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Average shares outstanding were 5,020,649, 4,940,461 and 4,889,226 in 1995, 1994 and 1993. Common stock equivalents include the Company's stock options. Common stock equivalents in the aggregate are not dilutive and, accordingly, are excluded from the computations of earnings per share.

Cash and Equivalents Cash equivalents include certificates of deposit, money market accounts, and demand deposits all of which have original maturities of three months or less.

Inventories Inventories consists of products purchased for resale and are stated at the lower of cost, determined on a first-in, first-out basis, or market value.

Property, Equipment and Leaseholds Additions, major renewals and betterments are included in the asset accounts a cost. Maintenance, repairs and minor renewals are charged to operations when incurred. Generally, depreciation for financial statement purposes is computed using the straight-line method over the estimated useful life of the asset. Accelerated methods are used for income tax purposes. The estimated lives of the assets for financial statement purposes are as follows: building, 25-40 years; equipment, 3-25 years; leaseholds, and leasehold improvements, 10 years or life of lease. The costs and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts. Gains and losses from disposals are included in operations.

Property Held for Sale Property held for sale includes land and buildings recorded at the lower of cost or estimated net realizable value.

Sale of Stock by Subsidiaries Upon the sale of stock by its corporate subsidiaries, the Company has elected to reflect in its consolidated income statement the difference between the book value of its interest in such subsidiaries after the sale of stock, and the book value of its interest in such subsidiaries prior to the sale of stock.

Income Taxes Effective May 27, 1993, the Company adopted FAS109 "Accounting for Income Taxes" which requires an asset and liability approach under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Previously, the Company accounted for income taxes in accordance with FAS96. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

Financial Instruments The Company will adopt FAS107 "Disclosure of Fair Value Instruments" in 1996. The effect of the adoption is not expected to have a material impact on the financial statements.

Note 2: Discontinued Operations and Subsequent Event
-------------------------------------------------------------------------------

On August 4, 1995, the Company sold its majority interest in The Right Start, Inc, a catalog company and retailer of infants' and children's products, to an investment group led by Kayne, Anderson Investment Management Inc. The purchase price for the 3,937,000 shares was $11,811,000 cash plus an option to repurchase 400,000 shares of Right Start's common stock at exercise prices ranging from $3.30 to $6.00 over a seven year period. In connection with the transaction, the Company has agreed to reimburse Right Start up to $680,000 should it be unable to sustain ordinary loss treatment for its deferred tax loss carryforward and it have sufficient taxable income in or before its fiscal year 2000. The Company will record an after-tax gain on the sale of approximately $2,300,000, in the first quarter of 1996. This gain includes the Company's shares of Right Start's results of operations in fiscal 1996 up to the date of sale which were not significant.

As a result of the sale, the Company has reflected its investment in Right Start prior to the sale in the consolidated balance sheet as net investment in discontinued operations. The Company's share of Right Start's results of operations is included in the consolidated statement of income as discontinued operations. Prior period amounts have been restated for consistency. (Loss) Income from operations of The Right Start, Inc. net of applicable income taxes is summarized as follows:

Dollars in thousands                                       1995       1994        1993
-----------------------------------------------------------------------------------------
Revenue                                                $  45,741    $  50,515   $  38,253
                                                       ---------    ---------   ---------
Operating (loss) income                                   (1,659)         224       1,410
Interest and other income and expense, net                    43           54         253
Loss on sale of Children's Wear Digest                    (1,744)          --          --
                                                       ---------    ---------   ---------
(Loss) Income from operations of The Right Start, Inc.
  before income taxes and minority interest               (3,360)         278       1,663
Income taxes                                               1,254         (102)       (631)
Minority interest                                            790          (64)       (377)
                                                       ---------    ---------   ---------
                                                       $  (1,316)   $     112   $     655
                                                       =========    =========   =========

Note 3 Acquisitions and Dispositions and Sales of Subsidiary's Stock
--------------------------------------------------------------------------------

1995 During the first quarter of 1995, the Company's 90 percent owned partnership sold its Budget Mini-Storage facility in Milpitas, California for $3,600,000. Proceeds were used to retire long-term debt of $2,487,000 and to acquire bowling centers in Milwaukee, Wisconsin (see below). A pre-tax, pro-minority interest gain of $2,007,000 was recorded on the sale. The sale of the Budget Mini-Storage and the acquisition of the Milwaukee centers was accounted for as a like-kind exchange for income tax purposes.

In the second quarter, the Company formed the American Red Carpet joint venture to acquire substantially all of the Red Carpet bowling chain in Milwaukee, Wisconsin. The $800,000 purchase price included the land, building and equipment of six bowling centers totaling 316 lanes. 1995 acquisitions also included the purchase by Triangle Bowl Associates of a $700,000 building site in Addison, Texas. At May 31, 1995, the Company had commenced construction on the site of a family entertainment complex that includes 30 lanes of bowling and a wide variety of other recreational attractions. Total cost of the project, including the land, is expected to be $4,600,000.

In the third quarter of 1995, the Company sold the land and building housing its 60-lane bowling center in San Pablo, California for $2,500,000. Proceeds were used to retire $1,768,000 in long-term debt. A pre-tax gain of $533,000 was recognized on the sale which will be deferred for income tax purposes provided the Company reinvests the proceeds from the sale in similar assets within three years.

1994 During the first quarter of 1994, the Company sold 63,000 shares of The Right Start, Inc.'s common stock for a pre-tax gain of $297,000. Cash proceeds totaled $425,000. The sale reduced the Company's ownership in Right Start from
63.5 percent to 62.5 percent.

1994 acquisitions included the purchase by Triangle Bowl Associates of a 32-lane bowling center in Midland, Texas for $600,000. The purchase included a ten year lease on the land and building with a stated option price exercisable anytime during the ten years. The purchase option for $1,000,000 was exercised during the third quarter of 1995. Mid-America Associates acquired a 24-lane center in Kansas City, Missouri and two 40-lane centers in Oklahoma City, Oklahoma. The total purchase price for all three centers, which included land and buildings, was approximately $3,400,000.

During the forth quarter of 1994, a $398,000 pre-tax charge was recorded in anticipation of the pending sale of a real estate investment in Oakland, California. The sale was completed during the second quarter of 1995.

Subsequent to year-end, the Company repossessed the operating assets of a 36-lane bowling center in Fresno, California in lieu of payment on a note receivable and assumed the center's lease. A loss of $111,000 reflecting the excess of the note balance over the fair market value of the assets received was recorded in 1994.

1993 During 1993, the Company formed the Mid-America Associates joint venture which acquired a 24-lane center in Kentucky and a 24-lane center in Oklahoma. Total cost for land, building and equipment of these centers totaled approximately $1,600,000. Triangle Bowl Associates completed the construction of a 48-lane bowling center in Arlington, Texas for a total cost, including land and building of approximately $3,500,000. The California bowling division reacquired the operations of a 40-lane center in Redwood City, California for $172,000. The center, which is in a building owned by the Company, is on land that is under a long-term lease. That division also acquired the operations of a 42-lane center in Vallejo, California for $912,000 and entered into a long-term lease for the building.

1993 acquisitions also included the purchase of the stock of Just Games, Inc., which owned and operated video and amusement games in Company bowling centers as well as many non-bowling amusement locations. During May 1993, the Company sold the stock of Just Games, Inc. back to the original owner, retaining only the bowling center portion of the business in its wholly-owned subsidiary, ARC Games, Inc. The sale to the original owner was at approximately book value.

During the fourth quarter of 1993, a real estate investment in Oakland, California was sold at a pre-tax loss of $296,000.

Note 4: Notes Receivable

--------------------------------------------------------------------------------------------------------------------
                                                                                          May 31,           May 25,
Dollars in thousands                                                                        1995              1994
--------------------------------------------------------------------------------------------------------------------
Secured notes receivable payable in monthly installments through 2003 with
weighted average interest rates of 9% and 10%                                             $  1,897          $  1,341

Secured notes receivable from TBA minority partner, interest payable annually,
due 1995 through 1999, with weighted average interest rates of 10% and 9%                      511               423
                                                                                          --------          --------
                                                                                             2,408             1,764
Less--Amounts due within one year                                                              141               133
                                                                                          --------          --------
                                                                                          $  2,267          $  1,631
                                                                                          ========          ========

Note 5: Long-Term Debt and Lease Commitments

--------------------------------------------------------------------------------------------------------------------
                                                                                          May 31,           May 25,
Dollars in thousands                                                                        1995              1994
--------------------------------------------------------------------------------------------------------------------
Secured notes payable in monthly installments with weighted average
interest rates of 9% and 10%                                                              $ 29,554          $ 29,319
Other                                                                                          831             1,996
                                                                                          --------          --------
                                                                                            30,385            31,315
Less--Amounts due within one year                                                            1,638             2,190
                                                                                          --------          --------
                                                                                          $ 28,747          $ 29,125
                                                                                          ========          ========

Notes payable and installment contracts are secured by real property and equipment with a cost of $46,134,000 and assignment of rents under real property leases. Installment contracts, which bear interest at annual rates varying from 9% to 10%, are payable in fixed monthly amounts.

Maturities of long-term indebtedness at May 31, 1995, excluding capital lease obligations, during the next five years are: 1996-$1,409,000; 1997-$4,875,000; 1998-$5,702,000; 1999-$2,333,000; 2000-$4,934,000.

At May 31, 1995, the Company has $10,211,000 available under an unused bank commitment. Proceeds from the unused commitment can be used to acquire, construct or refurbish bowling centers or to acquire other compatible recreational businesses. Advances would bear interest at the prime rate plus
 .75%. American Red Carpet has $2,743,000 available under an unused bank commitment that can be used for the acquisition of bowling centers. Advances would bear interest at the prime rate plus 1%.

The Company also maintains a secured line-of-credit arrangement with a bank whereby the Company may borrow up to $2,000,000 for short-term cash needs. Interest is payable on the outstanding balance at a rate of .5% over the bank's prime rate. The line-of-credit requires a 30 day out-of-debt period each fiscal year. At May 31, 1995 and May 25, 1994 there were no borrowings outstanding under the line-of-credit.

The Company's wholly-owned subsidiary, ARC Games, Inc., maintains a $1,000,000 unsecured bank line-of-credit. Advances bear interest at the bank's prime rate plus 1%. $415,000 and $465,000 was outstanding under the lines as of May 31, 1995 and May 25, 1994. The line-of-credit agreement requires that the Company maintain a $250,000 interest bearing minimum balance with the bank.

Of the thirty-nine bowling centers operated by the Company at May 31, 1995, thirteen are leased under noncancelable agreements expiring from 1999 through 2009. The other bowling centers are owned by the Company or leased from partnerships in which the Company owns majority interests. The Company's minimum rental commitments under noncancelable operating leases at May 31, 1995 are as follows:

                                                                      Operating
Dollars in thousands                                                     Leases
-------------------------------------------------------------------------------
1996                                                                  $  1,541
1997                                                                     1,551
1998                                                                     1,566
1999                                                                     1,500
2000                                                                     1,201
2001 and after                                                           4,652
                                                                      --------
                                                                      $ 12,011
                                                                      ========

The leases provide for minimum and percentage rentals and in the majority of cases for the payment of property taxes and insurance by the lessee. Rental expense under operating leases, including property taxes of $270,000, $239,000 and $216,000 was $1,845,000, $2,064,000 and $1,906,000 in 1995, 1994 and 1993.
Included in the rental expense above are additional rents of $270,000, $317,000 and $404,000 based on sales volume above minimums. The Company is also contingently liable for rent payments on certain leases assigned to third parties in the event of nonpayment by the assignees.

Note 6: Common Stock Activity and Stock Options

--------------------------------------------------------------------------------
Changes in common stock were as follows:

Dollars in thousands                              Shares Issued         Amount
--------------------------------------------------------------------------------
Balance, May 27, 1992                                4,923,588       $  12,043
Issued                                                  34,500             172
Repurchase of stock                                    (71,797)           (430)
                                                     ---------       ---------
Balance, May 26, 1993                                4,886,291          11,785
Issued                                                 117,262             655
                                                     ---------       ---------
Balance, May 25, 1994                                5,003,553          12,440
Issued                                                  50,706             333
                                                     ---------       ---------
Balance, May 31, 1995                                5,054,259       $  12,773
                                                     =========       =========

The Company has an employee stock ownership plan (ESOF) and an employee stock purchase plan (ESPP) for the benefit of its eligible employees as defined in the plans. The ESOP is funded exclusively by employer contributions made at the discretion of the Board of Directors. Contributions to the ESOP totalled $425,000 in each of 1995, 1994 and 1993. The ESOP hold 686,479 and 737,464 shares of the Company's common stock at May 31, 1995 and May 25, 1994. All of the shares were allocated to the benefit of plan participants. Under the ESPP plan, employees' contributions are matched by the Company at a rate of fifty percent. Employer contributions to the ESPP totaled $73,000, $84,000 and $100,000 in 1995, 1994 and 1993.

In accordance with the 1988 Key Employee Incentive Stock Option Plan, as amended (Employee Plan), options to purchase 850,000 common shares of the Company can be issued to key employees. Under the 1988 Stock Option Plan for Non-Employee Directors, as amended (Directors' Plan), options to purchase 150,000 common shares of the Company can be issued to non-employee directors for services to the Company.

Under both plans, options are required to be granted at the fair market value of the stock at the date of grant. Options may be granted until September 30, 1998. Participants are generally required to exercise their options within five years of vesting or within sixty days of termination. Under the Employee Plan, options granted generally can vest up to five years (or less at the discretion of the Board of Directors). Under the Directors' Plan, directors automatically receive a grant of 5,000 options three months after becoming a director and 2,500 options for each of the next four years to a maximum of 15,000 options. Such options are vested at the date of grant.

At May 31, 1995, 330,383 and 75,000 options were available for grant under the Employee and Directors' Plans, respectively. Transactions for stock options are as follows:

                                               1995          1994          1993
-------------------------------------------------------------------------------
Balance, beginning of year                  651,450       565,901       607,850
Granted                                      12,500       197,900        17,500
Exercised                                   (21,000)      (60,000)      (34,500)
Cancelled                                   (48,333)      (52,351)      (24,949)
                                        -----------  ------------  ------------

Balance at end of year                      594,617       651,450       565,901
                                        -----------  ------------  ------------

Exercisable at end of year                  488,183       417,700       450,533
                                        -----------  ------------  ------------

Range of exercise price at end of year  $5.00-$8.75   $5.00-$8.75   $5.00-$8.75
                                        -----------  ------------  ------------

Grant prices                                  $6.25  $6.00-$6.375  $5.875-$6.63
                                        -----------  ------------  ------------

Note 7: Income Taxes
--------------------------------------------------------------------------------

The Company files a consolidated federal income tax return which includes the results of operations of its partnerships and corporate subsidiaries, with the exception of Right Start which filed a separate federal return. Tax payments in 1995, 1994 and 1993 were $72,000, $113,000 and $459,000.

The provision for income taxes consists of the following:

Dollars in thousands                                                       1995              1994              1993
-------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                               $  (383)          $  (274)          $   296
  State                                                                      36                20               135
                                                                        -------           -------           -------
                                                                           (347)             (254)              431
                                                                        -------           -------           -------
Deferred:
  Federal                                                                 1,899             1,110               114
  State                                                                     315               246               138
                                                                        -------           -------           -------
                                                                          2,214             1,356               252
                                                                        -------           -------           -------
Total provision                                                         $ 1,867           $ 1,102           $   683
                                                                        =======           =======           =======

The effective income tax rates on pre-tax earnings from continuing operations are 39% in 1995, 38% in 1994, and 37% in 1993. The following table details the major differences between the effective tax rates and the statutory federal income tax rate of 34%.

                                                                           1995              1994              1993
-------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                      34%               34%               34%
Increase (Decrease) in tax rate resulting from:
  State income taxes,net of federal tax benefits                              5                 6                 9
  Dividends on ESOP shares                                                   --                (2)               (4)
  Other                                                                      --                --                (2)
                                                                        -------           -------           -------
                                                                             39%               38%               37%
                                                                        =======           =======           =======

                                                                                             May 31,        May 25,
Deferred tax liabilities (assets) are comprised of the following (in thousands):              1995           1994
-------------------------------------------------------------------------------------------------------------------
Depreciation                                                                              $ 5,258           $ 4,550
Gain on sale of stock by subsidiary                                                         2,991             2,874
Real property transactions                                                                  2,026             1,982
Other                                                                                         171               166
                                                                                          -------           -------
  Gross deferred tax liabilities                                                           10,446             9,572
                                                                                          -------           -------
Oakland real estate                                                                            --            (1,491)
State taxes                                                                                  (442)             (335)
Other                                                                                        (129)             (179)
  Gross deferred tax assets                                                                  (571)           (2,005)
                                                                                          -------           -------
Net deferred tax liability                                                                $ 9,875           $ 7,567
                                                                                          =======           =======

Tax benefits of $13,000 in 1995 and $43,000 in 1994 resulting from employees' exercise of stock options have been credited directly to equity as required by FAS109. At May 31, 1995, the Company has a net operating loss carry-forward which can be used to offset future income. This carry-forward will generate a future tax benefit of $104,000.

Note 8 Litigation and Contingencies
--------------------------------------------------------------------------------

The Company is a party to legal actions arising in the ordinary course of its business. Management and the Company's legal counsel are of the opinion that none of these legal actions will have a significant adverse effect on the Company's financial position.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
To the Board of Directors and Shareholders of American Recreation Centers, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income and retained earnings and of cash flows appearing on pages 6 through 13 of this report present fairly, in all material respects, the financial position of American Recreation Centers, Inc. and its subsidiaries at May 31, 1995 and May 25, 1994 and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Sacramento, California
August 4, 1995

Board of Directors




Robert Feuchter
Chairman of the Board

Robert A. Crist
President and Chief Executive Officer

G. Gervaise Davis III
Founding Principal, Davis & Schroeder, P.C.,
Attorney and Legal Counsel for the Company

Stephen R. Chanecka
President, Informed Investors, Inc.
Sacramento, California

Stewart Bloom
Partner, Wershow & Bloom
Los Angeles, California

Stanley B. Schneider
Partner, Gursey, Schneider & Co.
Los Angeles, California

David C. Hardie
Chairman and Chief Executive Officer
Hallador and Hallador Venture Partners
Sacramento, California

Officers

Robert A. Crist
President and Chief Executive Officer

Karen B. Wagner
Vice President/Treasurer and Assistant Secretary

Susan K. Cook
Vice President/General Manager
California Bowling Division

G. Gervaise Davis III
Vice President/Legal and Secretary


Corporate Information




Corporate Address
American Recreation Centers, Inc.
11171 Sun Center Dr., Suite 120
Rancho Cordova, CA 95670
P.O. Box 580
Rancho Cordova, CA 95741
Telephone: (916) 852-8005
Fax: (916) 852-8004

Transfer Agent and Registrar
First Interstate Bank, Ltd.
San Francisco, California

Independent Accountants
Price Waterhouse LLP
Sacramento, California

Legal Counsel
Davis & Schoeder, P.C.
Monterey, California

Securities Counsel
Stradling, Yocca, Carlson & Rauth
Newport Beach, California

SEC Form 10-K
A copy of American Recreation Centers, Inc.'s
Form 10-K report filed with the Securities and Exchange Commission is available upon request without charge by writing to the Company, attention Karen B. Wagner,
Vice President/Treasurer

Annual Meeting
The annual meeting will be held on
September 26, 1995 at 10:00 a.m. at the
Company's Corporate Headquarters:
11171 Sun Center Drive, Suite 120
Rancho Cordova, California

Company Locations

Bowling Centers                Saratoga Lanes                     Forest Lanes                     Oklahoma
                               (32 lanes)                         (40 lanes)
Sacramento/                    1585 Saratoga Avenue               22771 Centre Drive               Moore Bowl
San Joaquin Valley             San Jose, California               Lake Forest, California          (40 lanes)
                               (408) 252-2212                     (714) 770-0055                   420 South West 6th Street
Mardi Gras Lanes                                                                                   Moore, Oklahoma
(50 lanes)                     Mission Lanes                      Texas                            (405) 799-3344
4800 Madison Avenue            (40 lanes)
Sacramento, California         1287 South Park Victoria           North Shepherd Lanes             Sunny Lanes
(916) 332-7150                 Milpitas, California               (28 lanes)                       (24 lanes)
                               (408) 262-6950                     650 West Crosstimbers            4330 South East 15th Street
Alpine Valley Bowl                                                Houston, Texas                   Del City, Oklahoma
(40 lanes)                     San Francisco                      (713) 695-6454                   (405) 677-6616
2326 Florin Road               Bay Area
Sacramento, California                                            Triangle - Lewisville            Windsor Lanes
(916) 428-7723                 Mel's Southshore Bowl              (32 lanes)                       (40 lanes)
                               (40 lanes)                         1398 West Main Street            4600 North West 23rd Street
Birdcage Bowl                  300 Park Street                    Lewisville, Texas                Oklahoma City, Oklahoma
(40 lanes)                     Alameda, California                (214) 436-6576                   (405) 942-5545
6149 Sunrise Boulevard         (510) 523-6767
Citrus Heights, California                                        Triangle - Irving                Missouri
(916) 726-3366                 Mowry Lanes                        (48 lanes)
                               (40 lanes)                         1717 North Belt Line Road        Capital Lanes
Land Park Bowl                 585 Mowry Avenue                   Irving, Texas                    (24 lanes)
(32 lanes)                     Fremont, California                (214) 790-8201                   11611 Hickman Mill Road
5850 Freeport Boulevard        (510) 794-7777                                                      Kansas City, Missouri
Sacramento, California                                            Triangle - Richardson            (816) 761-8111
(916) 421-3671                 Pinole Valley Lanes                (40 lanes)
                               (40 lanes)                         2101 North Central Expressway    Wisconsin
Rocklin Bowl                   1580 Pinole Valley Road            Richardson, Texas
(40 lanes)                     Pinole, California                 (214) 231-2695                   Bowlero Bowl
2325 Sierra Meadows Drive      (510) 724-9130                                                      (72 lanes)
Rocklin, California                                               Triangle - DeSoto                11737 West Burleigh
(916) 624-8216                 Valle Vista Bowl                   (40 lanes)                       Wauwatosa, Wisconsin
                               (42 lanes)                         121 Northgate Drive              (414) 258-9000
Rodeo Lanes                    3345 Sanorra Boulevard             DeSoto, Texas
(40 lanes)                     Vallejo, California                (214) 780-8090                   West Allis Bowl
140 Shaw Avenue                (707) 553-2200                                                      (48 lanes)
Clovis, California                                                Triangle - Arlington             10901 West Lapham
(209) 298-6555                 Mel's Redwood Bowl                 (48 lanes)                       West Allis, Wisconsin
                               (40 lanes)                         1801 East Lamar Boulevard        (414) 476-9100
Sunnyside Lanes                2580 El Camino Road                Arlington, Texas
(36 lanes)                     Redwood City, California           (817) 276-9898                   West Bowl
5693 East Kings Canyon Road    (415) 369-5584                                                      (48 lanes)
Fresno, California                                                Triangle - Midland Park Lanes    7505 West Oklahoma
(209) 251-7133                 19th Avenue Bowl                   (32 lanes)                       Milwaukee, Wisconsin
                               (32 lanes)                         5320 West Loop 250 North         (414) 321-5050
Visalla Lanes                  1830 South Delaware                Midland, Texas
(40 lanes)                     San Matco, California              (915) 689-9725                   South Park Bowl
1740 West Caldwell Avenue      (415) 341-5813                                                      (40 lanes)
Visalla, California                                               Fun Fest*                        305 North Chicago
(209) 625-2100                 Southern California                (30 lanes)                       South Milwaukee, Wisconsin
                                                                  3805 Beldine Road                (414) 762-9500
San Jose                       Cerritos Lanes                     Addison, Texas
                               (40 lanes)                         (214) 620-7700                   Waukesha Bowl
Oakridge Lanes*                18811 Carmenita Road                                                (48 lanes)
(50 lanes)                     Cerritos, California               Kentucky                         901 Northview Road
5420 Thornwood Drive           (310) 924-9363                                                      Waukesha, Wisconsin
San Jose, California                                              Bowlodrome                       (414) 544-9600
(408) 578-8500                 Friendly Hills Lanes               (24 lanes)
                               (32 lanes)                         600 East 14th Street             Regency Lanes
Fiesta Lanes                   15545 East Whittier Boulevard      Owensboro, Kentucky              (60 lanes)
(40 lanes)                     Whittier, California               (502) 684-5297                   6014 North 76th Street
1523 West San Carlos           (310) 947-3815                                                      Milwaukee, Wisconsin
San Jose, California                                                                               (414) 464-8800
(408) 294-2810

* Family Entertainment
  Center Concepts

                                      ARC

                                   AMERICAN

                                  RECREATION

                                 CENTERS, INC

                            . 1995 ANNUAL REPORT .

American Recreation Centers, Inc. . 11171 Sun Center Drive, Suite 120 . Rancho
                           Cordova, California 95670