Form 10-K, Exhibit 13
period 1996-05-29
AMERICAN RECREATION CENTERS INC
filed 1996-08-26
CIK 5719

                                                                    EXHIBIT 13.1

To Our Shareholders

                            In last year's annual report, we discussed the process of transformation occurring at American Recreation Centers as we re-stage our business from one primarily offering bowling into one offering an expanded menu of entertainment alternatives at neighborhood locations in six states. Fiscal 1996 proved that this strategy is both correct and necessary.

                            Nationwide, bowling's popularity continued to lag. ARC and other bowling proprietors faced heightened competition from other entertainment and recreational venues, including the rapidly expanding movie theater industry and formula restaurant chains. Also, military base closures and anti-smoking legislation continued to impact business at several of our bowls, particularly in California. Nationwide, league bowling saw continued declines as bowlers resist committing to league schedules due to longer work weeks, family activities and other factors.

                            The financial impact of these trends was obvious. It was difficult maintaining revenue levels at comparable bowls and, despite extremely tight cost controls, profitability declined at most of our centers. Also, the changing revenue mix put further pressure on profit margins as high-profit bowling lineage comprised a smaller percentage of total revenue in fiscal 1996 than in previous years. See the Management's Discussion and Analysis for more details on the financial results for the year.

                           Bowling is a cyclical industry and has endured other downturns in the past. While there is no guarantee the current slide has bottomed, ARC and other proprietors are working diligently to strengthen marketing programs and entice customers back into our centers. Bowling remains an affordable family entertainment option and it is our charge to heighten the visibility of bowling as a popular entertainment option. At ARC, for instance, we have created special pricing programs and packages to attract bowlers at many centers particularly impacted by base closures and local economic factors.

                           In addition to working harder and smarter to rebuild bowling lineage, our expansion in the "family entertainment center" (FEC) concept kicked off in fiscal 1996. Fun Fest in Addison, Texas is our first FEC constructed from scratch. In less than six months, this 49,000 square foot facility has generated $1.3 million in revenue and consistent profits. At Fun Fest, bowling is one alternative among many to attract young adult customers. Fun Fest has created a great deal of excitement among bowling proprietors nationwide who view it as the look of the future for the industry.

                           Our other "FEC" at Pastimes in San Jose, California has enjoyed moderate success. There, we converted ten lanes of bowling into a children's area complete with soft play apparatus, redemption games and branded food. This approach targeted families with young children. After a slow start, Pastimes' new concept has been steadily taking hold with improved revenue, particularly this summer.

                           With these two FECs, ARC is the leader in the industry as we point to broadening our entertainment offerings in the future. In addition, we have expanded redemption games, darts and billiards at several ARC centers in fiscal 1996 and plan to add more in fiscal 1997. Also, in fiscal 1996, we took over vending operations from third-party providers, thus giving ARC more control while adding revenue and profitability to our operations.

                           At the end of the fiscal year, we restructured our California bowling division, eliminating one layer of management. At the same time, the Company has undertaken a nationwide search to recruit a high quality marketing director with broad entertainment experience who can help guide the Company as it offers expanded entertainment options to the consumer.

                           In fiscal 1996 ARC grew to 41 centers in six states with our acquisition of a 32 lane center in Beloit, Wisconsin. ARC is the fourth largest chain bowling proprietor in America.

                           Our stock repurchase program has acquired about 500,000 shares, equal to approximately 10 percent of the shares outstanding. Your Board of Directors continues to believe ARC shares represent excellent value considering the Company's long-term prospects and opportunities. Also, long-term debt was at a near five-year low at the end of fiscal 1996, totaling just under $28 million. The debt load is about the same today that it was in fiscal 1992 when ARC owned 25 centers.

                           Lastly, Robert Feuchter, Chairman of the Board, at age 70, announced his retirement in August and will not be included in the slate of directors to be voted upon at the September annual meeting. Bob joined the company in 1959 and was elected President in 1965 and Chairman of the Board in 1967. He served as Chairman, President and CEO until 1990 and has served as Chairman since then. Under Bob's leadership ARC grew from a small Northern California chain into one of the largest in the Nation. Bob's success and force of personality made him one of the more respected members of the industry. His experience, candor and guidance will be missed by his peers, employees and members of the Board of Directors. His son, Bruce Feuchter, a securities lawyer, has agreed to accept a nomination for a board position to be voted on at the September annual meeting.

                           As we enter fiscal 1997, we believe ARC is prepared to meet the continuing challenges in bowling as well as hasten our evolution into a broader entertainment company.

                           Sincerely,

                           Robert A. Crist

                           President and Chief Executive Officer

About The Company

                           American Recreation Centers, Inc. (ARC) is one of the largest chain operators of bowling centers in the United States and the largest publicly-owned company whose principal business is bowling and recreation.

                           The Company's bowling operations include 41 bowling centers, 21 in California, eight in Texas, seven in Wisconsin, three in Oklahoma and one each in Kentucky and Missouri with a total of 1,624 lanes. The non-California centers are owned and operated by three 85 percent company-owned joint ventures:
                           Triangle Bowl Associates, American Red Carpet, and Mid-America Associates.

                           League bowling provides stability to the bowling industry through commitments to use lanes at specific times on a periodic basis. Approximately 61 percent of ARC's bowling revenue was derived from league bowling during 1996 and approximately 60,000 bowlers regularly participate in ARC league programs. Non-league bowling, consisting of open play and special events, is also an important contributor of revenue and profits.

                           ARC is leveraging the broad appeal of bowling by creating a wide variety of entertainment attractions within its centers which are designed to increase the frequency and revenue per customer per visit. A 49,000 square foot family entertainment center in Addison, Texas opened in December 1995. It contains 30 lanes of bowling, and features branded food operations, high tech electronic games including virtual reality and laser activities, billiards, darts, and other recreational attractions. Ten lanes of a former 60-lane center in San Jose, California were recently converted to include children's soft-play, redemption games and branded food operations.

                           The Company's common stock is traded on the NASDAQ National Market System under the symbol AMRC. Stock prices are quoted daily and appear in the Wall Street Journal and other newpapers. At May 29, 1996, the Company had approximately 4,700 shareholder accounts.

                                    ------------------------------------------------------------------------------------
                                    Table of Contents         Financial Highlights                                    2
                                                              Selected Financial Data                                 3
                                                              Management's Discussion and Analysis                    4
                                                              Consolidated Financial Statements                       6
                                                              Notes to Consolidated Financial Statements              9
                                                              Report of Independent Accountants                       14
                                                              Officers and Directors                                  15
                                                              Corporate Information                                   15
                                                              Company Locations                                       16


Financial Highlights


                                                                                          Fiscal Year Ended
                                                                        ------------------------------------------------------
                                                                        May 29,               May 31,               May 25,
                  Dollars in thousands, except per share amounts         1996                  1995                  1994
                  ------------------------------------------------------------------------------------------------------------
                  Revenues                                           $    46,080          $    45,694           $    41,196

                  Operating income                                         3,659                5,513                 5,884

                  Net income (loss):
                    Continuing operations, excluding
                      property transactions                                  738                1,566                 1,904
                    Gain (Loss) on property transactions                     173                1,361                  (127)
                    Discontinued operations                                2,305               (1,316)                  112
                                                                     -----------          -----------           -----------
                                                                           3,216                1,611                 1,889
                                                                     -----------          -----------           -----------

                  Earnings (Loss) per share:
                    Continuing operations, excluding
                      property transactions                                  .15                  .31                   .38
                    Gain (Loss) on property transactions                     .03                  .27                  (.02)
                    Discontinued operations                                  .46                 (.26)                  .02
                                                                     -----------          -----------           -----------
                                                                             .64                  .32                   .38
                                                                     -----------          -----------           -----------

                  Cash dividends per share                                 .2525                .2425                  .225



Selected Financial Data
(Unaudited)

                                                                                     Fiscal Year Ended
                                                                ------------------------------------------------------------
                                                                May 29,       May 31,      May 25,      May 26,      May 27,
Dollars in thousands, except per share amounts                   1996          1995         1994         1993         1992
- ----------------------------------------------------------------------------------------------------------------------------

Operating revenue                                           $    46,080  $    45,694  $    41,196  $    38,783  $    37,868
Net income (loss):
   Continuing operations                                            738        1,566        1,904        1,364        1,358
   Property transactions                                            173        1,361         (127)        (178)         908
   Discontinued operations                                        2,305       (1,316)         112          655          720
                                                            -----------  -----------  -----------  -----------  -----------
                                                                  3,216        1,611        1,889        1,841        2,986
                                                            -----------  -----------  -----------  -----------  -----------

Net income from continuing operations
   as a percent of operating revenue                                1.6%         3.4%         4.6%         3.5%        3.6%
Earnings (Loss) per share:
   Continuing operations                                            .15          .31          .38          .27          .27
   Property transactions                                            .03          .27         (.02)        (.03)         .18
   Discontinued operations                                          .46         (.26)         .02          .14          .15
                                                            -----------  -----------  -----------  -----------  -----------
                                                                    .64          .32          .38          .38          .60
                                                            -----------  -----------  -----------  -----------  -----------
Cash dividends per share                                          .2525        .2425         .225         .205         .185
Shareholders' equity per share                                     6.18         5.87         5.77         5.56         5.36
Return on equity                                                    11%           5%           7%           7%          12%
Total assets                                                     72,131       76,925       73,439       70,020       65,932
Long-term debt and capital leases
   (includes current maturities)                                 27,990       30,800       31,315       30,516       28,822


Quarterly Data and Market Price Information
The following table sets forth supplementary financial information for each quarter in the Company's fiscal years ended May 29,
1996 and May 31, 1995.

Fiscal 1996 quarters ended                                   August 30,       November 29,     February 28,         May 29,
Dollars in thousands, except per share amounts                  1995              1995             1996              1996
- ----------------------------------------------------------------------------------------------------------------------------

Operating revenue                                           $     8,825      $    11,475       $    13,357      $    12,423
Operating income (loss)                                            (532)           1,140             1,870            1,181
Net income (loss):

   Continuing operations                                           (654)             383               728              281
   Property transactions                                             --               --                --              173
   Discontinued operations                                        2,305               --                --               --
                                                            -----------       ----------       -----------      -----------
                                                                  1,651              383               728              454
                                                            -----------       ----------       -----------      -----------
Earnings (Loss) per share:

   Continuing operations                                          (.13)              .08               .14              .06
   Property transactions                                             --               --                --              .03
   Discontinued operations                                          .46               --                --               --
                                                            -----------       ----------        ----------      -----------
                                                                    .33              .08               .14              .09
                                                            -----------       ----------        ----------      -----------
Price range

   High                                                           7.375             6.75             6.625            7.125
    Low                                                           5.875             5.75             5.875             5.75
Dividends paid                                                    .0625            .0625             .0625             .065


Fiscal 1995 quarters ended                                   August 24,       November 23,     February 22,         May 31,
Dollars in thousands, except per share amounts                  1994              1994             1995              1995
- ----------------------------------------------------------------------------------------------------------------------------
Operating revenue                                           $     8,310      $    11,405       $    12,916      $    13,063
Operating income (loss)                                            (336)           1,466             2,438            1,945
Net income (loss):

   Continuing operations                                           (541)             429               965              713
   Property transactions                                          1,037               --               324               --
   Discontinued operations                                           34             (897)             (396)             (57)
                                                            -----------       -----------       -----------     -----------
                                                                    530             (468)              893              656
                                                            -----------       -----------       -----------     -----------

Earnings (Loss) per share:
   Continuing operations                                           (.11)             .08               .20              .14
   Property transactions                                            .21               --               .06               --
   Discontinued operations                                          .01             (.18)             (.08)            (.01)
                                                            -----------       -----------       ----------      -----------
                                                                    .11             (.10)              .18              .13
                                                            -----------       -----------       ----------      -----------

Price range
   High                                                            7.00             7.00              6.50            7.625
   Low                                                            6.375            5.875              4.50            6.125
Dividends  paid                                                     .06              .06               .06            .0625


The fiscal 1995 quarterly information has been restated from that previously filed in the Company's Form 10-Qs to reflect the Company's disposition of its majority-owned subsidiary, The Right Start, Inc. The results of operations of The Right Start, Inc. were previously included in the consolidated results as the direct marketing division. They have been reclassified as income (loss) from discontinued operations. (See Note 2).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, this discussion and analysis should be read in conjunction with the consolidated financial statements which appear on pages 6 through 13 of this report.

Results of Continuing Operations The Company's operating revenue increased 1% in 1996 and 11% in 1995 due to acquisitions. Revenue from comparable operating units declined in both years. Net income from continuing operations, which totaled $911,000 in 1996, $2,927,000 in 1995 and $1,777,000 in 1994 was
significantly impacted each year by non-operating transactions. These transactions and operating results are discussed below.

Discontinued Operations Discontinued operations include the operations and gain on sale of the Company's majority interest in The Right Start, Inc. (Right Start), a catalog company and retailer of infants' and children's products. The 1996 sale of the Company's investment in Right Start produced an after-tax gain of $2,251,000. Discontinued operations also include the Company's majority share of Right Start's operating results which totaled $54,000 in 1996, a loss of ($1,316,000) in 1995, and $112,000 in 1994.

Bowling Bowling revenue increased 1% in 1996 and 12% in 1995 due to acquisitions. In addition, 1995 was a 53 week fiscal year, whereas 1996 and 1994 each comprised 52 weeks. 1996 additions included the construction of the Fun Fest family entertainment center in Addison, Texas and the acquisition of a 32-lane center in Beloit, Wisconsin. Six bowling centers comprising most of the former Red Carpet chain in Milwaukee, Wisconsin were acquired in the second quarter of 1995. These centers aggregated 316 lanes.

Comparable center revenue declined nearly 5% in 1996 and 1% in 1995. The comparable center declines were 3% in both years when the impact of the 53rd week is eliminated. Revenue from bowling lineage comprised 55% of total revenue in 1996, 57% in 1995, and 58% in 1994. For comparable centers, 1996 lineage revenues were down 5% when the 53rd week is eliminated. This decline was a combination of a 4% price increase which was offset by a nearly 9% decline in volume. In 1995, a 2% price decrease combined with a 1% decline in bowler traffic to produce a 3% decrease in lineage revenue. With the decline in bowler traffic both years, ancillary revenue from beverage, food, video games and other sources were also impacted. Consequently, total revenue per lane bed was $28,200 in 1996, $30,200 in 1995, and $31,000 in 1994. These numbers also reflect the 1995 purchase of the Red Carpet centers which have much lower revenue per lane bed results than the Company's historical average but were acquired for their opportunity for growth.

The decline in bowling revenue is consistent with an industry-wide downturn caused by competing recreational and entertainment activities, demographic changes and other economic influences. The industry has experienced increased competition from formula restaurant chains, the proliferation of movie theaters and other activities, all of which compete for consumers' recreation and entertainment dollars. League bowling has experienced a substantial decline as bowlers are less likely to commit to league schedules due to longer work weeks, family activities, and other factors. Lastly, military base closures and anti-smoking legislation have had a major impact on bowling centers influenced by these factors.

The bowling industry has traditionally been cyclical in nature with downturns similar to the current situation followed by a resurgence in the popularity of the activity, however, no assurance can be given that such a resurgence in business will occur. Various industry membership organizations are consolidating their efforts to further strengthen industry marketing programs and to increase the visibility of bowling as a family entertainment business. The Company has been a market leader offering short season leagues and creating more special group party programs to address the demographic issues facing the industry. The Company had also created special pricing programs and value packaging, especially in centers hard hit by economic factors.

Foreseeing the downward trend in the bowling industry, the Company embarked upon a plan to broaden its operations from one that offers primarily bowling as family entertainment into one that offers a broader menu of recreation options, with bowling being an alternative. Two test locations were opened in the latter part of 1996. The 49,000 square foot Fun Fest family entertainment center was constructed in Addison, Texas. This facility blends 30 lanes of bowling with other recreation formats designed to attract young adult customers. In its first five and a half months of operations Fun Fest generated revenue of $1.3 million and has been consistently profitable. Secondly, ten lanes of a former 60 lane center in San Jose, California were converted to include children's soft play, redemption games and branded food operations, all targeted to families with small children. In addition to the two test concepts, the Company also expanded its redemption games, darts and billiards operations in a number of centers and converted its vending operations from the use of third party vendors to in-house. 4

Operating income in 1996 declined 28% overall and 32% for comparable centers. Operating income in 1995 was even with 1994 levels as operating income from newly acquired centers was offset by a 15% decline in profitability for comparable centers. For both periods, the decline in profitability was principally due to the overall drop in revenue which was so pronounced in certain centers due to the factors discussed above that cost controls could not mitigate the loss of revenue. Additionally, in 1996 the introduction of new non-bowling activities added new revenue but at a lower margin than traditional bowling activities.

1996's operating income included a $134,000 pre-tax charge for the restructuring of the California bowling division which includes 21 centers. The reorganization eliminated a layer of management that should result in more effective and less costly management in the future. The Company is currently recruiting for a new marketing executive, which should allow the Company to further restage itself.

Corporate and Other Other operating activities include the Company's non-bowling real estate activities. The decline in "Other" revenue and operating income in 1996 and 1995 relates primarily to the sale of certain commercial real estate properties as described below.

Corporate expense includes the costs of the corporate office and staff, shareholder relations, directors' fees, professional and consulting fees, and other costs not allocable to bowling. Corporate expense decreased 4% in 1996 and increased 14% in 1995 primarily due to the costs of investment banking and related services incurred in connection with an unsolicited offer for the acquisition of the Company in 1995.

Gain (Loss) on Property Transactions It is the Company's policy to strategically sell its non-bowling real estate and redeploy the proceeds to operating activities. Gains and losses on the disposition of such assets have been recognized in 1996, 1995 and 1994 and are described in Note 3 to the consolidated financial statements.

Liquidity and Capital Resources Cash generated from continuing operations was $4,374,000 in 1996 after adding back $4,679,000 in taxes paid on the gain on sale of Right Start. Financing activities included repayment of $8,827,000 in long-term debt, new long-term debt totaling $6,017,000 to finance acquisitions and other capital expenditures, payment of $1,236,000 in dividends to shareholders, and the repurchase of $2,928,000 (net of stock issued for stock options) of the Company's common stock in connection with a stock repurchase program authorized by the Board of Directors.

Investing activities included the receipt of $7,132,000 (net of $4,679,000 in taxes) in connection with the sale of the Company's discontinued operations, receipt of $2,840,000 in proceeds from the sale of commercial real estate and bowling equipment, and capital expenditures totaling $8,254,000. In 1997, the Company plans to expend approximately $3,000,000 for conversion of certain bowling centers to family entertainment centers and for general bowling center refurbishments. These capital expenditures will be financed through cash generated from operations and long-term bank financing.

At May 29, 1996, the Company had $10,128,000 available under an unused bank commitment. Advances can be used to acquire, construct or refurbish bowling centers or to acquire other compatible recreation businesses and would bear interest at the prime rate plus .75%. The Company also maintains various line-of-credit arrangements to augment seasonal shortfalls in working capital. At May 29, 1996, there were no borrowings outstanding under the Company's $2,000,000 line-of-credit. Advances under this line would bear interest at the prime rate plus .5%. There were also no borrowings outstanding under a $1,000,000 line-of-credit which is designated for use by one of the Company's wholly-owned subsidiaries. This line bears interest at the prime rate plus 1%. The Company's long-term debt at May 29, 1996 totaled $27,990,000. The current debt load represents a five year low, despite having grown from 25 centers in 1992 to 41 centers today.

The Company has paid quarterly cash dividends for 28 consecutive years. Cash dividends for 1996 of $.2525 per share represent a 4% increase of 1995's dividend which was up 8% over 1994's dividend.

Outlook The Company's core business is bowling which has experienced an industry-wide downturn over the last several years. To counteract the industry trend, the Company's strategy is to systematically convert bowling-only facilities into neighborhood-based family entertainment centers that offer bowling. The objective is to attract more customers to Company facilities and increase the amount each customer spends per visit. This strategy may result in highly profitable but declining bowling lineage revenue being replaced by new revenue from sources that carry a lower profit margin. Consequently, the Company expects that operating margins may be less than historical levels but that overall operating results will be greater than if the Company offered only bowling activities. Although the Company believes that refurbishing and restaging its centers is necessary, no assurance can be given that these actions will be successful or that similar or different actions will not be required in the future.

Consolidated Balance Sheet

                                                                                                May 29,             May 31,
Dollars in thousands                                                                             1996                1995
- ---------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and equivalents                                                                   $     3,489           $     4,508
   Accounts and notes receivable                                                                  810                   274
   Inventories                                                                                    609                   510
   Current deferred income tax benefits                                                           520                    --
   Other current assets                                                                         1,327                 1,510
   Net investment in discontinued operations                                                       --                 6,683
                                                                                          -----------           -----------
     Total current assets                                                                       6,755                13,485
                                                                                          -----------           -----------

   Property, equipment and leaseholds, at cost:

     Land and buildings                                                                        41,965                40,466
     Machinery and equipment                                                                   37,777                34,922
     Leaseholds and leasehold improvements                                                      8,532                 7,201
     Construction in progress                                                                      --                   892
                                                                                          -----------           -----------
                                                                                               88,274                83,481
     Less--Accumulated depreciation and amortization                                         (28,572)              (26,018)
                                                                                          -----------           -----------
                                                                                               59,702                57,463
                                                                                          -----------           -----------
Other assets                                                                                    5,674                 5,977
                                                                                          -----------           -----------
                                                                                          $    72,131           $    76,925
                                                                                          ===========           ===========

Liabilities and Shareholders' Equity

Current liabilities:

    Accounts payable and accrued expenses                                                 $     4,952           $     4,191
    Current maturities of long-term debt and capital leases                                     1,796                 2,053
    Accrued salaries and related expenses                                                       1,182                   987
    Current deferred taxes                                                                         --                 2,311
                                                                                          -----------           -----------
       Total current liabilities                                                                7,930                 9,542
                                                                                          -----------           -----------

Long-term debt and capital leases                                                              26,194                28,747
                                                                                          -----------           -----------
Income taxes deferred to future years                                                           7,209                 7,233
                                                                                          -----------           -----------
Minority interests                                                                              2,060                 1,732
                                                                                          -----------           -----------

Shareholders' equity:
    Common stock:

       Authorized--21,484,375 shares
       Issued and outstanding--1996, 4,647,899
       shares; 1995, 5,054,259 shares                                                           9,845                12,773
    Preferred stock:
       Authorized--5,000,000 shares
       Issued and outstanding--None

    Retained earnings                                                                          18,893                16,898
                                                                                          -----------           -----------
       Total shareholders' equity                                                              28,738                29,671
                                                                                          -----------           -----------
    Commitments and contingencies
                                                                                          -----------           -----------
                                                                                          $    72,131           $    76,925
                                                                                          ===========           ===========

See accompanying notes to consolidated financial statements.
6

Consolidated Statement of Income and Retained Earnings

                                                                                               Fiscal Year Ended
                                                                                 -------------------------------------------
                                                                                  May 29,           May 31,          May 25,
Dollars in thousands, except per share amounts                                     1996              1995             1994
- ----------------------------------------------------------------------------------------------------------------------------
Operating revenue:

    Bowling                                                                  $    45,222       $    44,687      $    39,690
    Other                                                                            858             1,007            1,506
                                                                             -----------       -----------      -----------
                                                                                  46,080            45,694           41,196
                                                                             -----------       -----------      -----------

Operating, general and administrative expense:
    Bowling                                                                       40,777            38,505           33,540
    Other                                                                            550               535              770
    Corporate                                                                      1,094             1,141            1,002
                                                                             -----------       -----------      -----------
                                                                                  42,421            40,181           35,312
                                                                             -----------       -----------      -----------

Operating income (loss):

    Bowling                                                                        4,445             6,182            6,150
    Other                                                                            308               472              736
    Corporate                                                                     (1,094)           (1,141)          (1,002)
                                                                             -----------       -----------      -----------
Operating income                                                                   3,659             5,513            5,884
Interest expense                                                                  (2,677)           (2,984)          (2,759)
Interest and other income                                                            584               331              242
Gain (Loss) on property transactions, net                                            411             2,483             (509)
Gain on sale of subsidiary's stock                                                    --                --              297
                                                                             -----------       -----------      -----------

Income from continuing operations before provision for
    income taxes and minority interests                                            1,977             5,343            3,155
Provision for income taxes                                                          (705)           (1,867)          (1,102)
Minority interests                                                                  (361)             (549)            (276)
                                                                             -----------       -----------      -----------

Income from continuing operations                                                    911             2,927            1,777
Discontinued operations:
    Gain on sale of investment in The Right Start, Inc., net of
       applicable income taxes of $1,568                                           2,251                --               --
    Income (Loss) from operations of The Right Start, Inc., net of
       applicable income taxes of $49, ($1,254) and $102                              54           (1,316)              112
                                                                             -----------       -----------      -----------
Net income                                                                         3,216             1,611            1,889
Retained earnings, beginning of year                                              16,898            16,494           15,678
Cash dividends ($.2525, $.2425 and $.225 per share)                              (1,236)           (1,220)          (1,116)
Income tax benefits                                                                   15                13               43
                                                                             -----------       -----------      -----------
Retained earnings, end of year                                               $    18,893       $    16,898      $    16,494
                                                                             ===========       ===========      ===========
Earnings per share:

    Continuing operations                                                    $       .18       $       .58      $       .36
    Discontinued operations                                                          .46              (.26)             .02
                                                                             -----------       -----------      -----------
                                                                             $       .64       $       .32      $       .38
                                                                             ===========       ===========      ===========

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

                                                                                               Fiscal Year Ended
                                                                                --------------------------------------------
                                                                                  May 29,           May 31,          May 25,
Dollars in thousands                                                               1996              1995             1994
- ----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

   Net income                                                                $     3,216       $     1,611      $     1,889
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization                                                3,662             3,390            3,137
      (Income) Loss from discontinued operations                                  (2,305)            1,316             (112)
      Gain on sale of subsidiary's stock                                              --                --             (297)
      (Gain) Loss from property transactions                                        (411)           (2,483)             509
      Results attributed to minority interests                                       361               549              276
      (Decrease) Increase in deferred income taxes                                (3,406)            2,193            1,132
      Decrease (Increase) in other current assets                                    188              (490)             187
      (Decrease) Increase in accounts payable and accrued expenses                (1,610)            1,078             (381)
                                                                             -----------       -----------      -----------
      Net cash (used in) from operations                                            (305)            7,164            6,340
                                                                             -----------       -----------      -----------

Cash Flows from (used in) Investing Activities:
    Proceeds from sale of subsidiary's stock                                      11,811                --              425
    Expenditures for property, equipment and leaseholds                           (8,254)          (12,866)          (5,757)
    Proceeds from sale of property and equipment                                   2,840             8,479               --
    Payments received on loan to ESOP                                                 --                54              239
    Other                                                                           (137)               31             (215)
                                                                             -----------       -----------      -----------
      Net cash from (used in) investing activities                                 6,260            (4,302)          (5,308)
                                                                             -----------       -----------      -----------

Cash Flows from (used in) Financing Activities:

    Issuance of long-term debt                                                     6,017            11,401            5,755
    Repayment of long-term debt                                                   (8,827)          (12,381)          (5,091)
    Dividends to shareholders                                                     (1,236)           (1,220)          (1,116)
    (Retirement) Issuance of common stock                                         (2,928)              333              655
                                                                             -----------       -----------      -----------
      Net cash (used in) from financing activities                                (6,974)           (1,867)             203
                                                                             -----------       -----------      -----------

Net (decrease) increase in cash and equivalents                                   (1,019)              995            1,235
Cash and equivalents at beginning of year                                          4,508             3,513            2,278
                                                                             -----------       -----------      -----------

Cash and equivalents at end of year                                          $     3,489       $     4,508      $     3,513
                                                                             ===========       ===========      ===========

Supplementary schedule of noncash investing and financing activities:

Assets received in lieu of payment of note receivable                                                           $       465

Note receivable as partial payment for real property sold                                      $       650

Stock issued and retired in connection with exercise of stock options        $       525


See accompanying notes to consolidated financial statements.
8

Notes to Consolidated Financial Statements

Note I: Description of Business and Significant Accounting Policies
- --------------------------------------------------------------------------------
American Recreation Centers, Inc. and its subsidiaries (the Company) operate bowling centers in California, Texas, Wisconsin, Kentucky, Missouri and
Oklahoma. The Company's non-California bowling centers are owned and operated by three 85 percent owned partnerships; Triangle Bowl Associates, Mid-America Associates and American Red Carpet. The accompanying financial statements include the accounts of American Recreation Centers, Inc., its wholly and majority-owned corporate subsidiaries and general partnerships in which the Company has controlling financial interests.

Discontinued operations include the operations and gain on sale of the Company's majority interest in The Right Start, Inc. (Right Start), a catalog company and retailer of infants' and children's products. Significant data related to discontinued operations is disclosed in Note 2.

Certain financial statement reclassifications of 1995 and 1994 amounts have been made for comparative purposes.

A summary of the accounting principles and practices used in the preparation of the consolidated financial statements follows.

Financial Statement Presentation The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Wednesday in May. Fiscal years 1996 and 1994 each comprised 52 weeks. Fiscal year 1995 comprised 53 weeks.

Earnings Per Share of Common Stock Earnings per share is computed on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Average shares outstanding were 4,968,484, 5,020,649 and 4,940,461 in 1996, 1995 and 1994. Common stock equivalents include the Company's stock options. Common stock equivalents in the aggregate are not dilutive and, accordingly, are excluded from the computations of earnings per share.

Cash and Equivalents Cash equivalents include certificates of deposit, money market accounts, and demand deposits all of which have original maturities of three months or less.

Inventories Inventories consist of products purchased for resale and are stated at the lower of cost, determined on a first-in, first-out basis, or market value.

Property, Equipment and Leaseholds Additions, major renewals and betterments are included in the asset accounts at cost. Maintenance, repairs and minor renewals are charged to operations when incurred. Generally, depreciation for financial statement purposes is computed using the straight-line method over the estimated useful life of the asset. Accelerated methods are used for income tax purposes. The estimated lives of the assets for financial statement purposes are as follows: building, 25-40 years; equipment, 3-25 years; and leaseholds and leasehold improvements, 10 years or life of lease. The costs and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts. Gains and losses from disposals are included in operations.

Sale of Stock by Subsidiaries Upon the sale of stock by its corporate subsidiaries, the Company has elected to reflect in its consolidated income statement the difference between the book value of its interest in such subsidiaries after the sale of stock, and the book value of its interest in such subsidiaries prior to the sale of stock.

Income Taxes The Company accounts for income taxes using an asset and liability approach under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

Note 2: Discontinued Operations and Subsequent Event
- --------------------------------------------------------------------------------
During fiscal 1996, the Company sold its majority interest in Right Start to an investment group led by Kayne, Anderson Investment Management Inc. for $11,811,000 cash plus an option to repurchase 400,000 shares of Right Start's common stock at exercise prices ranging from $3.30 to $6.00 over a seven year period. In connection with the transaction, the Company has agreed to reimburse Right Start up to $680,000 should it be unable to sustain ordinary loss treatment for its deferred tax loss carryforward and it have sufficient taxable income in or before its fiscal year 2000.

The Company's share of Right Start's results of operations up to the date of sale, is included in the consolidated statement of income as discontinued operations. Income (Loss) from operations of Right Start, net of applicable income taxes, is summarized as follows:


Dollars in thousands                                                              1996             1995              1994
- ---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      $     7,830       $    45,741      $    50,515
                                                                             -----------       -----------      -----------

Operating income (loss)                                                              118           (1,659)              224
Interest and other income and expense, net                                            16               43                54
Loss on sale of Children's Wear Digest                                                --           (1,744)               --
                                                                             -----------       -----------      -----------
Income (Loss) from operations of Right Start
   before income taxes and minority interest                                         134           (3,360)              278
Income taxes                                                                        (49)             1,254            (102)
Minority interest                                                                   (31)               790             (64)
                                                                             -----------       -----------      -----------
                                                                             $        54       $   (1,316)      $       112
                                                                             ===========       ===========      ===========


Subsequent to May 29, 1996, the Company sold the option to repurchase 400,000 shares of Right Start for $800,000. An after-tax gain of $480,000, or $.10 per share, will be recorded in the first quarter of fiscal 1997.

Note 3: Acquisitions and Dispositions and Sales of Subsidiary's Stock
- --------------------------------------------------------------------------------
1996 In 1996's fourth quarter, the Company's seventy percent owned Union Square Associates partnership sold its commercial real estate holdings in Union City, California for $2,580,000. A pre-tax, pre-minority interest gain of $411,000 was realized on the sale.

During the fourth quarter of 1996, the American Red Carpet joint venture acquired the land, building and equipment of a 32-lane bowling center in Beloit, Wisconsin for $1,400,000.

1995 During the first quarter of 1995, the Company's 90 percent owned partnership sold its Budget Mini-Storage facility in Milpitas, California for $3,600,000. Proceeds were used to retire long-term debt of $2,487,000 and to acquire bowling centers in Milwaukee, Wisconsin (see below). A pre-tax, pre-minority interest gain of $2,007,000 was recorded on the sale. The sale of the Budget Mini-Storage and the acquisition of the Milwaukee centers was accounted for as a like-kind exchange for income tax purposes.

In the second quarter, the Company formed the American Red Carpet joint venture to acquire substantially all of the Red Carpet bowling chain in Milwaukee, Wisconsin. The $8,000,000 purchase price included the land, building and equipment of six bowling centers totaling 316 lanes. 1995 acquisitions also included the purchase of the $700,000 Fun Fest building site in Addison, Texas by Triangle Bowl Associates.

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

During the fourth quarter of 1994, a $398,000 pre-tax charge was recorded in anticipation of the pending sale of a real estate investment in Oakland, California. The sale was completed during the second quarter of 1995.

Subsequent to year-end, the Company repossessed the operating assets of a 36-lane bowling center in Fresno, California in lieu of payment on a note receivable and assumed the center's lease. A loss of $111,000 reflecting the excess of the note balance over the fair market value of the assets received was recorded in 1994.


Note 4: Long-term Debt and Lease Commitments
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    May 29,         May 31,
Dollars in thousands                                                                                 1996            1995
- ---------------------------------------------------------------------------------------------------------------------------

Secured notes payable in monthly installments with weighted average
  interest rates of 9.0% and 9.6%                                                              $    27,095      $    29,554
Other                                                                                                  895            1,246
                                                                                               -----------      -----------
                                                                                                    27,990           30,800
Less--Amounts due within one year                                                                    1,796            2,053
                                                                                               -----------      -----------
                                                                                               $    26,194      $    28,747
                                                                                               ===========      ===========

Notes payable and installment contracts are secured by real property and equipment with a cost of $43,702,000 and assignment of rents under real property leases. Installment contracts, which bear interest at annual rates varying from 7.5% to 10.25%, are payable in fixed monthly amounts.

Maturities of long-term indebtedness at May 29, 1996, excluding capital lease obligations, during the next five years are: 1997-$1,456,000; 1998-$3,485,000; 1999-$2,595,000; 2000-$5,108,000; 2001-$2,225,000.

The Company has $10,128,000 available under an unused bank commitment. Proceeds from the unused commitment can be used to acquire, construct or refurbish bowling centers or to acquire other compatible recreational businesses. Advances would bear interest at the prime rate plus .75%.

The Company also maintains a secured line-of-credit arrangement with a bank whereby the Company may borrow up to $2,000,000 for short-term cash needs. Interest is payable on the outstanding balance at a rate of .5% over the bank's prime rate. The line-of-credit requires a 30 day out-of-debt period each fiscal year. At May 29, 1996 and May 31, 1995 there were no borrowings outstanding under the line-of-credit.

The Company's wholly-owned subsidiary, ARC Games, Inc., maintains a $1,000,000 unsecured bank line-of-credit. Advances bear interest at the bank's prime rate plus 1%. $415,000 was outstanding under the line as of May 31, 1995 and is included in current maturities of long-term debt. The line-of-credit agreement requires that the Company maintain a $250,000 interest bearing minimum balance with the bank.

Of the forty-one bowling centers operated by the Company at May 29, 1996, thirteen are leased under noncancelable agreements expiring from 1999 through 2020. The other bowling centers are owned by the Company or leased from partnerships in which the Company owns majority interests. The Company's minimum rental commitments under noncancelable operating leases at May 29, 1996 are as follows:

                                                                                                                  Operating
Dollars in thousands                                                                                                 Lease
- ---------------------------------------------------------------------------------------------------------------------------
1997                                                                                                            $     1,568
1998                                                                                                                  1,582
1999                                                                                                                  1,574
2000                                                                                                                  1,317
2001                                                                                                                  1,205
2002 and after                                                                                                        4,272
                                                                                                                -----------
                                                                                                                $    11,518
                                                                                                                ===========

The leases provide for minimum and percentage rentals and in the majority of cases, for the payment of property taxes and insurance by the lessee. Rental expense under operating leases, including property taxes of $242,000, $270,000 and $239,000 was $2,027,000, $1,845,000 and $2,064,000 in 1996, 1995 and 1994.
Included in the rental expense above are additional rents of $236,000, $270,000 and $317,000 based on sales volume above minimums. The Company is also contingently liable for rent payments on a lease assigned to a third party in the event of nonpayment by the assignee.


Note 5: Common Stock Activity and Stock Options
- ----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                         Shares Issued          Amount
- ----------------------------------------------------------------------------------------------------------------------------
Balance, May 26, 1993                                                                            4,886,291      $    11,785
Issued                                                                                             117,262              655
                                                                                                 ---------      -----------
Balance, May 25, 1994                                                                            5,003,553           12,440
Issued                                                                                              50,706              333
                                                                                                 ---------      -----------
Balance, May 31, 1995                                                                            5,054,259           12,773
Issued                                                                                             131,333              660
Repurchase of stock                                                                              (537,693)          (3,588)
                                                                                                 ---------      -----------
Balance, May 29, 1996                                                                            4,647,899      $     9,845
                                                                                                 =========      ===========

The Company has an employee stock ownership plan (ESOP) and an employee stock purchase plan (ESPP) for the benefit of its eligible employees as defined in the plans. The ESOP is funded exclusively by employer contributions made at the discretion of the Board of Directors. Contributions to the ESOP totaled $300,000 in 1996 and $425,000 in 1995 and 1994. The ESOP held 710,882 and 686,479 shares of the Company's common stock at May 29, 1996 and May 31, 1995. All of the shares were allocated to the benefit of plan participants. Under the ESPP, employees' contributions are matched by the Company at a rate of fifty percent. Employer contributions to the ESPP totaled $65,000, $73,000 and $84,000 in 1996, 1995 and 1994.

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

At May 29, 1996, 227,207 and 90,000 options were available for grant under the Employee and Directors' Plans, respectively. Transactions for stock options are as follows:


                                                                                    1996              1995             1994
- ------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                         594,617           651,450           565,901
Granted                                                                            100,000            12,500           197,900
Exercised                                                                         (131,333)          (21,000)          (60,000)
Canceled                                                                          (130,834)          (48,333)          (52,351)
                                                                               -----------      ------------      ------------

Balance at end of year                                                             432,450           594,617           651,450
                                                                               -----------      ------------      ------------

Exercisable at end of year                                                         281,250           488,183           417,700
                                                                               -----------      ------------      ------------

Range of exercise prices at end of year                                        $5.00-$8.75       $5.00-$8.75       $5.00-$8.75
                                                                               -----------      ------------      ------------

Grant prices                                                                        $6.375             $6.25      $6.00-$6.375
                                                                               -----------      ------------      ------------

Note 6: Income Taxes

- --------------------------------------------------------------------------------------------------------------------------------

The Company files a consolidated federal income tax return which includes the results of operations of its partnerships and corporate subsidiaries, with the exception of The Right Start, Inc. which filed a separate federal return. Tax payments in 1996,
1995 and 1994 were $5,295,000, $72,000 and $113,000.


The provision for income taxes consists of the following:
Dollars in thousands                                                                1996              1995             1994
- --------------------------------------------------------------------------------------------------------------------------------

Current:

   Federal                                                                      $    4,856       $     (383)       $     (274)
   State                                                                               823                36                20
                                                                               -----------      ------------      ------------
                                                                                     5,679             (347)             (254)
                                                                               -----------      ------------      ------------
Deferred:

   Federal                                                                         (3,138)             1,899             1,110
   State                                                                             (268)               315               246
                                                                               -----------      ------------      ------------
                                                                                   (3,406)             2,214             1,356
                                                                               -----------      ------------      ------------
Total provision                                                                 $    2,273       $     1,867       $     1,102
                                                                               ===========      ============      ============

The effective income tax rates on pre-tax earnings from continuing operations are 44% in 1996, 39% in 1995 and 38% in 1994. The following table details the major differences between the effective tax rates and the statutory federal income tax rate of 34%.


                                                                                   1996              1995             1994
- ------------------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                              34%               34%               34%
Increase (Decrease) in tax rate resulting from:
   State income taxes, net of federal tax benefits                                     7                 5                6
   Rate differentials applied to reversing of temporary differences                    3                --               --
   Dividends on ESOP shares                                                           --                --               (2)
                                                                               -----------      ------------      ------------
                                                                                     44%               39%               38%
                                                                               ===========      ============      ============


                                                                                                     May 29,          May 31,
Deferred tax liabilities (assets) are comprised of the following (in thousands):                      1996             1995
- -------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                                     $     5,113       $     5,258
Gain on sale of stock by subsidiary                                                                       --             2,991
Real property transactions                                                                             1,940             2,026
Other                                                                                                    452               171
                                                                                                ------------      ------------
   Gross deferred tax liabilities                                                                      7,505            10,446
                                                                                                ------------      ------------
State taxes                                                                                            (605)             (442)
Other                                                                                                  (520)             (129)
                                                                                                ------------      ------------
   Gross deferred tax assets                                                                         (1,125)             (571)
                                                                                                ------------      ------------
Net deferred tax liability                                                                       $     6,380       $     9,875
                                                                                                ============      ============

Tax benefits of $15,000 in 1996 and $13,000 in 1995 resulting from employees' exercise of stock options have been credited directly to equity. At May 29, 1996, the Company has a net operating loss carryforward which can be used to offset future income. This carryforward is expected to generate a future tax benefit of $103,000.

The American Red Carpet joint venture is currently being audited by the Wisconsin Department of Revenue. While the audit has not been finalized, based on preliminary results, the Company believes it has adequately provided for any additional taxes that may result.

Note 7: Disclosures about Fair Value of Financial Instruments
- --------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to their short-term maturities.

Long-term debt: Fair value was determined by discounting future cash flows using the Company's current incremental borrowing rates for similar types of borrowing arrangements. At May 29, 1996 the fair value of long-term debt approximates the carrying amount reported in the balance sheet.

Note 8: Litigation and Contingencies
- --------------------------------------------------------------------------------
The Company is a party to legal actions arising in the ordinary course of its business. Management and the Company's legal counsel are of the opinion that none of these legal actions will have a significant effect on the Company's financial position.

Report of Independent Accountants

To the Board of Directors and Shareholders of American Recreation Centers, Inc.
- --------------------------------------------------------------------------------
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income and retained earnings and of cash flows appearing on pages 6 through 13 of this report present fairly, in all material respects, the financial position of American Recreation Centers, Inc. and its subsidiaries at May 29, 1996 and May 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Sacramento, California
July 22, 1996




14